UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

HIA, INC.

(Name of the Issuer)

HIA, INC.

Carl J. Bentley

Alan C. Bergold

Donald L. Champlin

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

404192106

(CUSIP Number of Class of Securities)

ALAN C. BERGOLD

PRESIDENT

HIA, INC.

1105 W. 122ND AVENUE

WESTMINSTER, CO 80234

 (303) 394-6040

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

ANDREW L. BLAIR, JR., ESQ.

JEFFREY R. KESSELMAN, ESQ.

SHERMAN & HOWARD L.L.C.

633 SEVENTEENTH STREET, SUITE 3000

DENVER, COLORADO 80202

(303) 297-2900

This statement is filed in connection with (check the appropriate box):

[ X ]

a.

The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[     ]

b.

The filing of a registration statement under the Securities Act of 1933.

[     ]

c.

A tender offer.

[     ]

d.

None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    [ X ]

Check the following box if the filing is a final amendment reporting the results of the transaction:

[    ]

Calculation of Filing Fee

Transaction valuation (*) $1,200,000	Amount of filing fee $142

The filing fee was determined based upon the product of (a) the estimated 2,000,000 shares of common stock proposed to be acquired from shareholders in the transaction to which this Schedule 13E-3 relates and (b) the consideration of $0.60 per share of common stock to be paid.

[ X ]

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $142

Form or Registration No.: Schedule 13E-3 (File No. 005-32535)

Filing Party:  HIA, Inc.

Date Filed:  August 30, 2005

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”) is being filed by HIA, Inc., a New York corporation (the “Company”), in connection with a proposal to amend the Company’s Certificate of Incorporation to effect a reverse 1-for-45,000 split of the Company’s common stock (the “Transaction”).  As a result of the Transaction, (a) each shareholder owning fewer than 45,000 shares of the Company’s common stock immediately before the Transaction will receive cash in lieu of a fractional share in the amount of $0.60 per pre-split share and will no longer be a shareholder of the Company, and (b) each shareholder owning 45,000 or more shares of the Company’s common stock immediately before the Transaction will receive one post-split share of the Company’s common stock for each 45,000 shares and cash in lieu of any fractional share resulting from the Transaction in the amount of $0.60 per pre-split share.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary information statement filed by the Company pursuant to Regulation 14C (the “Information Statement”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the holders of the common stock will be given notice of a special meeting of shareholders of the Company (the “Special Meeting”) at which such holders will be asked to approve the proposed amendments to the Company’s Certificate of Incorporation to effect the Transaction, and to transact any other business properly brought before the special meeting.  The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and included in this Schedule 13E-3. A copy of the proposed amendment is attached as Annex A to the Information Statement.  The Information Statement is attached hereto as Exhibit (a).

The information contained in the Information Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Information Statement.  As of the date hereof, the Information Statement is in preliminary form and is subject to completion or amendment.  This Schedule 13E-3 will be further amended to reflect such completion or amendment of the Information Statement.

Item 1.

Summary Term Sheet

The information set forth in the Information Statement under “Summary Term Sheet” is incorporated herein by reference.

Item 2.

Subject Company Information

(a)

The information set forth in the Information Statement under “The Parties—HIA, Inc.” is incorporated herein by reference.

(b)

The information set forth in the Information Statement under “The Special Meeting—Who Can Vote at the Meeting” is incorporated herein by reference.

(c)-(d)

The information set forth in the Information Statement under “Financial Information—Market Prices and Dividend Information” is incorporated herein by reference.

(e)

The Company has not made an underwritten public offering of its common stock during the past three years.

(f)

The information set forth in the Information Statement under “Financial Information—Recent Transactions Involving HIA Common Stock” is incorporated herein by reference.

Item 3.

Identity and Background of Filing Persons

(a)-(c)

The information set forth in the Information Statement under “The Parties—The Principal Shareholders” and “Directors and Executive Officers” is incorporated herein by reference.

Item 4.

Terms of the Transaction

(a)

The following information is incorporated by reference from the Information Statement: “Summary Term Sheet,” “The Special Meeting—Vote Required,” “Special Factors—Background of the Transaction,” “Special Factors—Purposes and Reasons for the Proposed Reverse Split,” “Special Factors—Certain Effects of the Transaction,” and “Special Factors—Federal Income Tax Consequences.”

(c)

The information set forth in the Information Statement under “Summary Term Sheet,” “Special Factors—Certain Effects of the Transaction” and “The Proposed Amendment—Conversion of Shares in the Transaction” is incorporated herein by reference.

(d)

The information set forth in the Information Statement under “Dissenters’ Rights” is incorporated herein by reference.

(e)

The information set forth in the Information Statement under “Special Factors—Fairness Determination of HIA’s Board of Directors” is incorporated herein by reference.

(f)

Not applicable.

Item 5.

Past Contracts, Transactions, Negotiations and Agreements

(a)

None.

(b)-(c)

The information set forth in the Information Statement under “Special Factors—Background of the Transaction” and “Conduct of HIA’s Business After the Transaction” is incorporated herein by reference.

(e)

The information set forth in the Information Statement under “Security ownership of Management” is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

(b)

The information set forth in the Information Statement under “Conduct of HIA’s Business After the Transaction” is incorporated herein by reference.

(c)    The information set forth in the Information Statement under “Summary Term Sheet,” “Special Factors—Background of the Transaction,” “Special Factors—Certain Effects of the Transaction,” “Conduct of HIA’s Business After the Transaction,” and “Financial Information—Market Prices and Dividend Information” is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects

(a)

The information set forth in the Information Statement under “Summary Term Sheet,” “Special Factors—Background of the Transaction,” and “Special Factors—Purposes and Reasons for the Proposed Reverse Split” is incorporated herein by reference.

(b)

The information set forth in the Information Statement under “Special Factors—Alternatives Considered” is incorporated herein by reference.

(c)

The information set forth in the Information Statement under “Summary Term Sheet,” “Special Factors—Background of the Transaction,” and “Special Factors—Purposes and Reasons for the Transaction” is incorporated herein by reference.

(d)

The information set forth in the Information Statement under “Special Factors—Potential Disadvantages of the Reverse Split Transaction,” “Special Factors—Certain Effects of the Transaction” and “Special Factors—Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.    Fairness of the Transaction

(a)-(e)

The information set forth in the Information Statement under “Summary Term Sheet,” “Special Factors—Background of the Transaction,” “Special Factors—Purposes and Reason for the Transaction,” “Special Factors—Fairness Determination of HIA’s Board of Directors,” “Special Factors—Fairness Determination of the Principal Shareholders,” and “Special Factors—Opinion of St. Charles Capital” is incorporated herein by reference.

(f)

Not applicable.

Item 9.    Reports, Opinions, Appraisals and Certain Negotiations

(a)-(b)

The information set forth in the Information Statement under “Special Factors—Opinion of St. Charles Capital” and “Financial Information—Financial Projections” is incorporated herein by reference.

(c)

The information set forth in the Information Statement under “Special Factors—Opinion of St. Charles Capital” is incorporated herein by reference.

Item 10.    Source and Amounts of Funds or Other Consideration

(a)-(d)

The information set forth in the Information Statement under “Fees and Expenses; Financing the Reverse Split Transaction” is incorporated herein by reference.

Item 11.    Interest in Securities of the Subject Company

(a)-(b)

The information set forth in the Information Statement under “Security Ownership of Management” is incorporated herein by reference.

Item 12.    The Solicitation or Recommendation

(d)-(e)    The information set forth in the Information Statement under “The Special Meeting—Vote Required” and “Special Factors—No Recommendation of the Board or Principal Shareholders” is incorporated herein by reference.

Item 13.    Financial Information

(a)

The audited financial statements and unaudited interim financial statements are incorporated in the Information Statement from the Company’s Annual Report on Form 10-K for the year ended November 30, 2004 and Quarterly Report on Form 10-Q for the quarter ended August 31, 2005.  The information set forth or referred to in the Information Statement under “Financial Information—Selected Historical Financial Information,” “Where You Can Find More Information,” and “Documents Incorporated by Reference” is incorporated herein by reference.

(b)

The information set forth in the Information Statement under “Financial Information—Pro Forma Consolidated Financial Statements (Unaudited)” is incorporated herein by reference.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used

None.

Item 15.    Additional Information

The information contained in the Information Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.    Exhibits

Exhibit

Number

Description

(a)

Preliminary Information Statement on Schedule 14C (Amendment No. 2) of the Company, as filed with the Securities and Exchange Commission on January 18, 2006.

(b)(1)

Credit Agreement dated September 3, 2004 between C P S Distributors, Inc., Water Systems, Inc., and Western Pipe Supply Co., Inc., as Borrowers, and Wells Fargo Bank, National Association, as Lender (incorporated by reference from Exhibit 10.2 of Amendment No. One on Form 10-Q/A to the Company's Quarterly Report for the Quarter Ended May 31, 2005).

(b)(2)

First Amendment to Credit Agreement dated March 2, 2005 by and between C P S Distributors, Inc., Water Systems, Inc., and Western Pipe Supply Co., Inc., as Borrowers, and Wells Fargo Bank, National Association, as Lender (incorporated by reference from Exhibit 10. 3 of Amendment No. One on Form 10-Q/A to the Company's Quarterly Report for the Quarter Ended May 31, 2005).

(c)(1)

Opinion of St. Charles Capital, LLC, dated July 28, 2005, as supplemented by Supplement to Opinion dated October 21, 2005 (included as Annex B-1 and Annex B-2 to the Company’s Preliminary Information Statement on Schedule 14C included as Exhibit (a) to this Schedule 13E-3).

(c)(2)

Valuation of Common Stock of HIA, Inc. dated May 2005 prepared by St. Charles Capital, LLC. (previously filed)

(c)(3)

Valuation of Common Stock of HIA, Inc. dated July 2005 prepared by St. Charles Capital, LLC.(previously filed)

(d)

Shareholders Agreement, dated May 18, 2005 among HIA, Inc. and Carl J. Bentley, Alan C. Bergold and Don Champlin (incorporated by reference from Exhibit 10.1 of Amendment No. One on Form 10-Q/A to the Company’s Quarterly Report for the Quarter Ended May 31, 2005).

(f)

None.

(g)

None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

January 18, 2006

HIA INC.

By:  /s/ ALAN C. BERGOLD

Alan C. Bergold

President

January 18, 2006

  /S/ CARL J. BENTLEY

Carl J. Bentley

Chairman of the Board

January 18, 2006

  /S/ ALAN C. BERGOLD

Alan C. Bergold

President and Treasurer

Janaury 18, 2006

  /S/ DONALD L. CHAMPLIN

Donald L. Champlin

Executive Vice President and Secretary

EXHIBIT INDEX

Exhibit

Number

Description

(a)

Preliminary Information Statement on Schedule 14C (Amendment No. 2) of the Company, as filed with the Securities and Exchange Commission on January 18, 2006.

(b)(1)

Credit Agreement dated September 3, 2004 between C P S Distributors, Inc., Water Systems, Inc., and Western Pipe Supply Co., Inc., as Borrowers, and Wells Fargo Bank, National Association, as Lender (incorporated by reference from Exhibit 10.2 of Amendment No. One on Form 10-Q/A to the Company's Quarterly Report for the Quarter Ended May 31, 2005).

(b)(2)

First Amendment to Credit Agreement dated March 2, 2005 by and between C P S Distributors, Inc., Water Systems, Inc., and Western Pipe Supply Co., Inc., as Borrowers, and Wells Fargo Bank, National Association, as Lender (incorporated by reference from Exhibit 10. 3 of Amendment No. One on Form 10-Q/A to the Company's Quarterly Report for the Quarter Ended May 31, 2005).

(c)(1)

Opinion of St. Charles Capital, LLC, dated July 28, 2005, as supplemented by Supplement to Opinion dated October 21, 2005 (included as Annex B-1 and Annex B-2 to the Company’s Preliminary Information Statement on Schedule 14C included as Exhibit (a) to this Schedule 13E-3).

(c)(2)

Valuation of Common Stock of HIA, Inc. dated May 2005 prepared by St. Charles Capital, LLC. (previously filed)

(c)(3)

Valuation of Common Stock of HIA, Inc. dated July 2005 prepared by St. Charles Capital, LLC. (previously filed)

(d)

Shareholders Agreement, dated May 18, 2005 among HIA, Inc. and Carl J. Bentley, Alan C. Bergold and Don Champlin (incorporated by reference from Exhibit 10.1 of Amendment No. One on Form 10-Q/A to the Company’s Quarterly Report for the Quarter Ended May 31, 2005).

(f)

None.

(g)

None.